SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[__]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number 000-13611

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Spartan Motors Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Spartan Motors, Inc., 1000 Reynolds Road, P.O. Box 440, Charlotte, Michigan 48813.

Spartan Motors Retirement Plan
Contents

Report of Independent Registered Public Accounting Firm
BDO Seidman, LLP	3

Financial Statements
Statements of Net Assets Available for Benefits
as of December 31, 2008 and 2007	4
Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2008 and 2007	5
Notes to Financial Statements	6-13

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2008	14

Signatures

Exhibit Index
2

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Spartan Motors Retirement Plan
Charlotte, Michigan

We have audited the accompanying statements of net assets available for benefits of Spartan Motors Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP

Grand Rapids, Michigan
June 23, 2009

3

Spartan Motors Retirement Plan
Statements of Net Assets Available for Benefits

December 31,	2008	2007
Assets

Participant directed investments and loans, at fair value
(Notes 3 and 4)
Collective trust fund (Note 2)	$3,520,290	$2,731,827
Mutual funds	17,361,574	24,401,628
Spartan Motors, Inc. common stock	1,780,771	2,057,904
Participant loans	1,088,629	1,019,125

Total investments	23,751,264	30,210,484

Contributions receivable
Employer	19,906	63,536
Employee	58,007	157,733
Other receivables	10,071	--

Total receivables	87,984	221,269

Total Assets	23,839,248	30,431,753

Net Assets Available for Benefits at Fair Value	23,839,248	30,431,753

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive
investment contracts (Note 2)	189,892	29,688

Net Assets Available for Benefits	$24,029,140	$30,461,441
See accompanying notes to financial statements.

4

Spartan Motors Retirement Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2008	2007
Additions
Contributions:
Employer	$1,239,814	$954,606
Employee	3,341,403	2,635,832
Rollover	378,487	592,200

Total contributions	4,959,704	4,182,638

Investment income (loss):
Interest and dividend income	1,099,328	1,885,840
Net depreciation in fair value of
investments (Note 3)	(10,572,471)	(1,118,882)

Total investment income (loss)	(9,473,143)	766,958

Total Additions	(4,513,439)	4,949,596

Deductions
Distributions to participants	1,872,261	1,709,719
Administrative fees	46,601	28,092

Total Deductions	1,918,862	1,737,811

Net increase (decrease)	(6,432,301)	3,211,785

Net Assets Available for Benefits, beginning of year	30,461,441	27,249,656

Net Assets Available for Benefits, end of year	$24,029,140	$30,461,441
See accompanying notes to financial statements.

5

Spartan Motors Retirement Plan
Notes to Financial Statements

1.	Plan Description

The following description of Spartan Motors Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the human resources department of Spartan Motors, Inc. (the Company).

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who have at least 90 days of service and are 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan’s trustee and recordkeeper is Fidelity Management Trust Company (Fidelity).

Contributions

Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan, subject to limitations prescribed by the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified retirement plans. Newly eligible employees automatically defer 3% of their compensation unless they elect a contrary salary reduction or elect not to participate. Participants may elect to make Roth deferral contributions.

The Company may make employer matching contributions based on a percentage of participant contributions to be determined annually by the Company. In 2008 and 2007, the Company’s match was 50% of the participant’s contribution up to 6% of compensation.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions, plus actual earnings thereon, are based on years of continuous service. A participant is fully vested after five years of credited service.

6

Spartan Motors Retirement Plan
Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeitures of nonvested employer matching contributions are used to pay administrative expenses or to reduce employer matching contributions. In 2008 and 2007, forfeitures totaling $29,124 and $12,880, respectively, were used to pay plan expenses. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $111,112 and $107,438, respectively.

Investment Options

Participants may direct the investment of funds in their accounts to any investment option available under the Plan.

Participant Loans

A participant in the Plan may request a loan from their vested account balance. The minimum loan amount is $1,000 and the maximum amount is 50% of the vested account balance or $50,000, whichever is less. A participant may have only one loan outstanding at any time. The loans are secured by the balance in the participant’s account. These loans bear interest at a rate based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates in effect as of December 31, 2008 ranged from 5.0% to 10.5%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence, in which case the loan terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability, or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount or a single or joint survivor life annuity. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

7

Spartan Motors Retirement Plan
Notes to Financial Statements

Administrative Expenses

Substantially all administrative expenses are paid by the forfeited nonvested employer matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Upon complete or partial termination, all remaining assets in the accounts of the participants or their beneficiaries are to be distributed to them in the same proportion as their related interests.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted SFAS No. 157. See Note 4, Fair Value Measurements. There was no material impact to the financial statements of the Plan upon adoption of SFAS No. 157.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets and changes therein. Actual results could differ form those estimates.

8

Spartan Motors Retirement Plan
Notes to Financial Statements

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and Spartan Motors, Inc. common stock are stated at fair value based on quoted market prices of shares held by the Plan. The investment in the collective trust fund (Fidelity Managed Income Portfolio) is stated according to Financial Accounting Standards Board Staff Position, FSP AAG INV — 1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), which became effective and was adopted by the Plan in 2006. The FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits and a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

9

Spartan Motors Retirement Plan
Notes to Financial Statements

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31,	2008	2007
Collective trust fund
Fidelity Managed Income Portfolio*	$3,520,290	$2,731,827
Mutual funds
Fidelity Freedom 2020*	2,378,483	2,983,663
Fidelity US Bond Index	1,810,946	1,450,087
Fidelity Freedom 2030*	1,463,572	1,792,175
Fidelity Spartan US Equity Index*	1,304,197	2,137,387
Fidelity Diversified International*	1,280,446	2,551,791
ABF Large Cap Value	**	2,124,210
Fidelity Low Pr Stock*	**	1,975,721
Columbia Acorn USA Z	**	1,560,549
Fidelity Cap Appreciation*	**	1,966,588
Common stock
Spartan Motors, Inc. common stock*	1,780,771	2,057,904
* Party-in-interest to the Plan
** Below 5% of net assets available for benefits

The Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value as follows:

Years ended December 31,	2008	2007
Mutual funds	$(9,861,279)	$(105,406)
Spartan Motors, Inc. common stock	(711,192)	(1,013,476)

	$(10,572,471)	$(1,118,882)

4.	Fair Value Measurements

As of January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority

10

Spartan Motors Retirement Plan
Notes to Financial Statements

to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth, by level within the fair value hierarchy, the Plan investment assets at fair value as of December 31, 2008. There were no investment liabilities as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Collective trust fund	$-	$3,520,290	$-	$3,520,290
Mutual funds	17,361,574	-	-	17,361,574
Spartan Motors Inc. common stock	1,780,771	-	-	1,780,771
Participant loans	-	1,088,629	-	1,088,629

Total Investment Assets at Fair Value	$19,142,345	$4,608,919	$-	$23,751,264

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2005, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan

11

Spartan Motors Retirement Plan
Notes to Financial Statements

Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

6.	Transactions With Parties in Interest

Fees incurred for administrative, legal and accounting services rendered by parties in interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual funds and a collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the stock of the Company.

7.	Delinquent Participant Contributions

During the Plan year ended December 31, 2007, the Company failed to remit employee deferrals, totaling $33,840, in a timely manner according to DOL regulations. These transactions constituted prohibited transactions as defined by ERISA. The Company has calculated lost earnings of $618 related to these remittances and deposited these funds into the Plan. There were no delinquent participant contributions for the year ended December 31, 2008.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

Years ended December 31,	2008	2007
Net assets available for benefits per the financial statements	$24,029,140	$30,461,441
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(189,892)	(29,688)

Net Assets Available for Benefits per the Form 5500	$23,839,248	$30,431,753

12

Spartan Motors Retirement Plan
Notes to Financial Statements

The following is a reconciliation of the net increase (decrease) to assets available for benefits per the financial statements to the Form 5500:

Year ended December 31,	2008	2007
Net increase (decrease) in assets available for benefits per the financial statements	$(6,432,301)	$3,211,785
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(160,204)	(284)

Net Increase (Decrease) in Assets Available per the Form 5500	$(6,592,505)	$3,211,501

13

Spartan Motors Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 38-2078923 Plan Number: 001
December 31, 2008
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective trust fund
*	Fidelity Managed Income Portfolio	3,710,182 shares	**	$3,520,290
	Mutual funds
	ABF Large Cap Value	86,131 shares	**	1,129,171
	Allianz NFJ Small Cap Value	16,637 shares	**	316,931
	Artisan Mid Cap Investment	48,609 shares	**	826,832
	Columbia Acorn USA Z	57,021 shares	**	934,569
*	Fidelity Convertible Securities	19,820 shares	**	277,482
*	Fidelity Diversified International	59,528 shares	**	1,280,446
*	Fidelity Emerg Mrkts	1,857 shares	**	24,126
*	Fidelity Freedom 2000	16,765 shares	**	168,490
*	Fidelity Freedom 2005	8,698 shares	**	72,973
*	Fidelity Freedom 2010	43,871 shares	**	454,500
*	Fidelity Freedom 2015	25,324 shares	**	216,772
*	Fidelity Freedom 2020	236,665 shares	**	2,378,483
*	Fidelity Freedom 2025	19,941 shares	**	164,117
*	Fidelity Freedom 2030	149,956 shares	**	1,463,572
*	Fidelity Freedom 2035	21,839 shares	**	175,370
*	Fidelity Freedom 2040	115,876 shares	**	647,749
*	Fidelity Freedom 2045	13,982 shares	**	92,002
*	Fidelity Freedom 2050	14,933 shares	**	96,465
*	Fidelity Freedom Income	7,965 shares	**	76,142
*	Fidelity Inflation - Protected Bond	24,116 shares	**	253,222
*	Fidelity International Small Cap	27,444 shares	**	338,938
*	Fidelity Low Pr Stock	44,655 shares	**	1,032,420
*	Fidelity Real Estate Investment	15,974 shares	**	249,359
*	Fidelity Spartan US Equity Index	40,884 shares	**	1,304,197
*	Fidelity US Bond Index	167,836 shares	**	1,810,946
*	Fidelity Value	9,799 shares	**	390,571
	Rainier Large Cap EQ	64,584 shares	**	1,139,261
	TMPL Global Bond A	4,149 shares	**	46,468

	Total mutual funds			17,361,574

	Common stock
*	Spartan Motors, Inc.	376,286 shares	**	1,780,771

*	Participant loans	183 loans with interest rates ranging from 5.0% to 10.5%	-	1,088,629

	Total Investments			$23,751,264

* A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.

14

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2009	SPARTAN MOTORS RETIREMENT PLAN By: /s/ James W. Knapp —————————————— James W. Knapp Chief Financial Officer and Administrator of the Spartan Motors Retirement Plan

Exhibit Index

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm - BDO Seidman, LLP